SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549

                          ------------

                         SCHEDULE 13D/A
                         (Rule 13d-101)
                        (Amendment No. 1)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                     KNOCKOUT HOLDINGS, INC.
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                        (Name of Issuer)

             Common Stock, par value $.001 per share
-----------------------------------------------------------------
                 (Title of Class of Securities)

                           49915T 10 7
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                         (CUSIP Number)

                            Alex Clug
                        DC Associates LLC
                        830 Third Avenue
                           14th Floor
                    New York, New York 10022
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          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         August 2, 2006
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  (Date of First Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of ss.ss 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See ss.240. 13d-7 for other parties to whom copies are to be sent.

                 (continued on following pages)
                           ----------


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                                               Page 2 of 13 Pages



      (*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                               Page 3 of 13 Pages


CUSIP No. 49915T 10 7              SCHEDULE 13D
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael Crow
-----------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A  MEMBER OF A GROUP (See
   Instructions)
                    (a)  |_|
                    (b)  |X|
-----------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)

     WC and OO
-----------------------------------------------------------------
  5     CHECK  IF  DISCLOSURE  OF LEGAL PROCEEDINGS  IS  REQUIRED
     PURSUANT TO ITEM 2(D) or 2(E)                         |_|
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6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
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               7    SOLE VOTING POWER

                    153,108

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NUMBER OF      8    SHARED VOTING POWER
SHARES
BENEFICIALLY        4,085,177
OWNED BY       --------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER
REPORTING
PERSON              153,108
WITH           --------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,085,177
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,238,285
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                                               Page 4 of 13 Pages


12   CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW  (11)  EXCLUDES
     CERTAIN SHARES (See Instructions)                     |_|
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.5%

     (Based on 12,015,136 shares of Common Stock outstanding on August 25, 2006 as reported in the Issuer's 10-QSB filed
     August 29, 2006.)

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14.  TYPE OF REPORTING PERSON (See Instructions)

               IN
-----------------------------------------------------------------
-----------------------------------------------------------------


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                                               Page 5 of 13 Pages


CUSIP No. 49915T 10 7              SCHEDULE 13D
-----------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Alex Clug
-----------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
   Instructions)
                    (a)  |_|
                    (b)  |X|
-----------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)

          WC and OO
-----------------------------------------------------------------
5  CHECK  IF  DISCLOSURE  OF LEGAL PROCEEDINGS  IS  REQUIRED
   PURSUANT TO ITEM 2(D) or 2(E)

             |_|
-----------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-----------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               --------------------------------------------------
NUMBER OF      8    SHARED VOTING POWER
SHARES
BENEFICIALLY        4,085,177
OWNED BY       --------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER
REPORTING
PERSON              0
WITH           --------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,085,177
-----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,085,177
-----------------------------------------------------------------

                                               Page 6 of 13 Pages

12   CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW  (11)  EXCLUDES
     CERTAIN SHARES (See Instructions)

              |_|
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.4%

     (Based on 12,015,136 shares of Common Stock outstanding on August 25, 2006 as reported in the Issuer's 10-QSB filed
     August 29, 2006.)

-----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)

          IN
-----------------------------------------------------------------
-----------------------------------------------------------------


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                                               Page 7 of 13 Pages

CUSIP No. 49915T 10 7              SCHEDULE 13D
-----------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     DCI MASTER LDC - Non-U.S. Entity
-----------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
   Instructions)
                    (a)  |_|
                    (b)  |x|
-----------------------------------------------------------------
3  SEC USE ONLY

-----------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)

   WC and OO
-----------------------------------------------------------------
5    CHECK   IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT TO ITEM 2(D) or 2(E)

             |_|
-----------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
-----------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               --------------------------------------------------
NUMBER OF      8    SHARED VOTING POWER
SHARES
BENEFICIALLY        4,085,177
OWNED BY       --------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER
REPORTING
PERSON              0
WITH      -------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,085,177
-----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,085,177
-----------------------------------------------------------------

                                               Page 8 of 13 Pages

12   CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW  (11)  EXCLUDES
     CERTAIN SHARES (See Instructions)

         |_|
-----------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.4%

     (Based on 12,015,136 shares of Common Stock outstanding on August 25, 2006 as reported in the Issuer's 10-QSB filed
     August 29, 2006.)

-----------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
-----------------------------------------------------------------
-----------------------------------------------------------------

                                               Page 9 of 13 Pages


ITEM 1.   SECURITY AND ISSUER

      The  title  and class of equity securities  to  which  this
Schedule 13D relates is Common Stock, par value $.001 per share (the "Common Stock"), of KNOCKOUT HOLDINGS, INC., a Delaware corporation (the "Issuer"). The address of the principal
executive  offices  of  the  Issuer  is  100  Whitehall   Avenue,
NorthLake, IL 60164.

ITEM 2.   IDENTITY AND BACKGROUND

      (a)   This  statement is being filed by Michael  Crow,  DCI
MASTER, LDC and Alex Clug. The Reporting Persons are making a joint filing because they may be deemed a group pursuant to
Section 13 of the Securities Exchange Act of 1934.

           Michael Crow and Alex Clug are the Directors of DCI MASTER LDC. DCI MASTER LDC is owned by two separate entities and Messrs. Crow and Clug are directors of those entities. The shares over which Mr. Crow has sole voting and dispostive power are held by the MW Crow Family LP, of which Mr. Crow is the general partner.

           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           No Reporting Person has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

     (b)  Address of Principal business Office.

          Each of the Reporting Persons has as its principal business address at 830 Third Avenue, 14th Floor, New York, New
York 10022.

     (c)  Citizenship.

          DCI  Master LDC was formed under the laws of the Cayman
          Islands.

          Michael Crow and Alex Clug are United States citizens.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

      In June 2005, DCI MASTER LDC acquired 3,069,610 shares of the Issuer's common stock and warrants to purchase up to 1,015,567 shares of the Issuer's common stock transferred from Duncan Capital Group, LLC and the MW Crow Family LP. The
warrants transferred to DCI MASTER LDC, were acquired from the Issuer in January 2005, by Duncan Capital Group, LLC and the MW Crow Family LP as consideration for services rendered in connection with private offerings of the Issuer's securities and the acquisition of the Issuer in December 2004 and January 2005.


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                                              Page 10 of 13 Pages

The shares of common stock transferred to DCI MASTER LDC were acquired by Duncan Capital Group LLC and the MW Crow Family LP in May 2005, for $3,069,610 using funds drawn from their working capital. In August 2006, the MW Crow Family LP acquired 153,108 shares of common stock as part of a settlement.


ITEM 4.   PURPOSE OF THE TRANSACTION.

    The purposes of the transactions were to invest in the Issuer.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

      Based upon the Issuer's Form 10-QSB filed with the SEC on August 29, 2006 that states that the Issuer had 12,015,136 shares outstanding as of August 25, 2006, Michael Crow has sole voting and dispositive power over 153,108 shares held by the MW Crow Family LP and DCI Master LDC, Mr. Crow and Mr. Clug share voting and dispositive power over 31.35% of the Issuer's common stock.

      Prior  thereto,  from January 2005 until May  2005,  Duncan
Capital Group, LLC, the MW Crow Family LP and Michael Crow beneficially owned warrants to purchase up to 1,015,567 shares (approximately 11.4%) of the Issuer's common stock with each of them having dispositive and voting power over said shares. Duncan Capital Group, LLC. is owned by the MW Crow Family LP.
Michael Crow is the General Partner of the MW Crow Family LP. Mr. Crow is the President and Chief Executive Officer of Duncan Capital Group, LLC. The foregoing percentage is based upon the
Issuer's Amendment No. 2 to its Form 10-QSB filed with the Securities and Exchange Commission (the "SEC") on November 23, 2004 that states that the Issuer had 7,918,747 shares outstanding. With the acquisition of 3,069,610 shares of the Issuer's common stock on May 12, 2005, Duncan Capital Group, LLC, the MW Crow Family LP and Michael Crow beneficially owned approximately 40.1% of the Issuer's Common Stock, with each of them having dispositive and voting power over said shares. The foregoing percentage is based upon the Issuer's Form 10-QSB filed with the SEC on May 19, 2005 that states that the Issuer had 9,176,073 shares outstanding.

      With the transfer of the warrants and shares to DCI MASTER LDC, Duncan Capital Group, LLC and the MW Crow Family LP ceased to beneficially own any of the shares of common stock of the Issuer and DCI MASTER LDC, Michael Crow and Alex Clug became beneficial owners of the foregoing securities of the Issuer, sharing dispositive and voting power over said shares. In August, 2006, MW Family LP acquired 153,108 shares of common stock pursuant to a settlement agreement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.



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                                              Page 11 of 13 Pages

      Agreement  among  the Reporting Persons to  file  a  single
Statement on Schedule 13D on behalf of each of them.










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                                             Page 12 of 13 Pages

                           SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and accurate.



Dated:  December 8, 2006           /s/ Michael Crow
                                   ----------------------
                                   Michael Crow


Dated:  December 8, 2006           /s/ Alex Clug
                                   -----------------------
                                   Alex Clug


                                   DCI MASTER LDC


Dated: December 8, 2006            By: /s/ Michael Crow
                                   ----------------------
                                   Name: Michael Crow
                                    Title: Director

                                             Page 13 of 13 Pages


                             EXHIBIT


     The undersigned hereby agree as follows:

      WHEREAS, the undersigned were and/or may be obligated to file Statements on Schedule 13D with the United States Securities and Exchange Commission (the "SEC") to report their beneficial ownership of the Common Stock of Knockout Holdings, Inc.;

      NOW,  THEREFORE, the undersigned hereby agree that a single
Statement on Schedule 13D is to be filed with the SEC on behalf of each of them.

Dated:  December 8, 2006           /s/ Michael Crow
                                   --------------------
                                   Michael Crow


Dated:  December 8, 2006           /s/ Alex Clug
                                   ---------------------
                                   Alex Clug



                                   DCI MASTER LDC


Dated: December 8, 2006            By: /s/ Michael Crow
                                   -----------------------
                                   Name: Michael Crow
                                   Title: Director






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